March 28, 2005


Mail Stop 0306


Mr. Zsolt Rumy
President and Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044


	RE:	Zoltek Companies, Inc.
		Form 10-K for the Fiscal Year Ended September 30, 2004 Form 10-Q for the Fiscal Quarter Ended December 31, 2004
		File No. 000-20600

Dear Mr. Rumy:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2004

Item 8. Financial Statements and Supplementary Data - Page 25

Zoltek Companies, Inc. Report of Management - Page 25

1. We note your statement that "[t]he Company maintains accounting and internal control systems that it believes are adequate..." Please note that we have not objected to this disclosure since you were not required to include management`s assessment of the effectiveness of your internal control over financial reporting and the other disclosures required by Item 308(a) of Regulation S-K in this Form 10-K. Please also note, however, that you will be required to include a statement as to the effectiveness, rather than the adequacy, of your internal control over financial reporting in all future filings in which you are required to include the internal control over financial reporting disclosures called for under Item 308(a) of Regulation S-K. Please prepare your future filings accordingly.
2. In future filings, please revise your "Report of Management" to eliminate the last sentence of the fourth paragraph as management generally should refrain from including disclosures that attempt to interpret or otherwise explain the meaning of the statements included in the audit report.

Note 1. Summary of Significant Accounting Policies - Page 31

Revenue Recognition - Page 31

3. Your accounting policy for revenue recognition should address the criteria in SAB Topic 13.A and explain how the company applies the criteria to its specific situation. Your policy should also discuss how you account for revenue derived from each significant type of revenue. Also, please tell us and, if significant, disclose in future filings your accounting policies for rights of return, acceptance, installation and warranty provisions, if any. Please also address how you account for change orders, claims, revisions to estimates, and provisions for anticipated losses on contracts.

Note 2. Financing and Liquidity - Page 35

4. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the conversion rights, including when the rights are exercisable, how you calculated the amount of the beneficial conversion feature and how you are accounting for that feature including the amortization of the associated discount. Include your analysis under SFAS 133 of whether the feature is a derivative. See
EITF 98-5. Please provide similar disclosures in future filings.
5. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the warrants, including when the warrants are exercisable, how you calculated the amount of the related discount and how you are accounting for the warrants. See EITF 00-19. Please provide similar disclosures in future filings.

Note 3. Discontinued Operations - Page 37

6. We note that Hardcore Composites issued to you a series of unsecured promissory notes in connection with the sale of your interest in that entity, and that you recorded a full valuation allowance against the promissory notes. Please tell us and disclose in future filings the original amounts of the notes and the current status of the notes, and if the related allowance amounts are included in Schedule II on page 57.
7. We note that you continue to guaranty Hardcore Composite`s lease obligations to the former owner, and that the lease obligations expire March 31, 2008. Given Hardcore Composite`s existing financial condition as of the date of sale, please tell us and disclose in future filings if you have had to pay any portion of these obligations. Please revise future filings to include the disclosures required by paragraph 13 of FIN 45.
8. We note on page 5 that you are currently seeking to sell certain business units of your Zoltek Rt. subsidiary. Please tell us why you did not classify these units as discontinued operations.

Note 4. Inventories - Page 39

9. We note in Schedule II that you have experienced a steady reduction in the inventory reserve for specific inventory items. The footnote to the table states that the reduction in each period is due to reductions in the inventory reserve for specific inventory items.
Please tell us and revise future filings to disclose whether or not these amounts relate to sales of reserved inventory. If not, please explain why you reduced the reserve in each period and whether or not the reduction resulted in writing back up inventory that was previously written down. Additionally, disclose in future filings any material impact on gross profit margins related to the subsequent sale of inventory that has been written down in MD&A.

Note 5. Property and Equipment - Page 39

10. We note that have $7,049,000 of construction in progress as of September 30, 2004. Please tell us and disclose in future filings your accounting policies with respect to capitalizing interest related to these assets.

Item 9A. Controls and Procedures - Page 49

11. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer has concluded that the registrant`s disclosure controls and procedures as of September 30, 2004 were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Securities
Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission`s rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).


*    *    *    *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-
2813.

      Sincerely,


							Kate Tillan
							Reviewing Accountant




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Mr. Zsolt Rumy
Zoltek Companies, Inc.
March 28, 2005
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